Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261

Christopher J. Mugel (804) 771.5787 cjmugel@kaufcan.com	T (804) 771.5700 F (804) 771.5777

November 23, 2010

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tibet Pharmaceuticals, Inc. Registration Statement on Form S-1/A Filed on November 23, 2010 File No. 333-166854

Dear Mr. Riedler:

On behalf of Tibet Pharmaceuticals, Inc. (“TBET”), we are submitting herewith Amendment No. 8 to TBET’s Registration Statement on Form S-1/A. The salient changes in Amendment No. 8 are as follows:

•	it now identifies Anslow & Jaclin, LLP as counsel for the Placement Agent;

•	it states a new offering termination date of December 31, 2010;

•	it includes updated interim financials through September 30, 2010, and an updated Management Discussion and Analysis;

•

the summary financial section, dilution section, capitalization section and select risk factors have been revised to reflect updated interim financial results as well as updated exchange rate information;

•	certain exhibits also have been updated to identify separate counsel for the Placement Agent as well as the new termination date; and

•	newly re-executed opinion letters are included.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Jeffrey P. Riedler, Assistant Director

Division of Corporation Finance

November 23, 2010

Three copies of Amendment No. 8 showing changes made from Amendment Nos. 6 and 7 are enclosed with the hard copy of this letter to facilitate the Commission’s review.

TBET is eager to complete the registration process. Thank you in advance for your assistance in reviewing Amendment No. 8.

Sincerely,

/s/ Christopher J. Mugel

Christopher J. Mugel

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